

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

Mr. Ronnie Adams
Chief Executive Officer
Medical Alarm Concepts Holding, Inc.
200 W. Church Road, Suite B
King of Prussia, PA 19406

     Re: Medical Alarm Concepts Holding, Inc.
            Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2014
            Response dated April 10, 2015
            Filed November 3, 2014
            File No. 333-153290

Dear Mr. Adams:

     We have reviewed your amended filings and April 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2015 letter.

Report of Independent Registered Public Accounting Firm, page F-2

1.   We refer to the explanatory paragraph included in the audit opinion. Please have your auditors revise their audit report so that it complies with Auditing Standard 6, paragraph 9, and AU Section 508, paragraphs 11 and 18. In this regard, the explanatory note in the opinion should include a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective periods and a reference to the company's disclosure of the correction of the misstatement.

Consolidated Balance Sheets, page F-3

2.   We note your response to comment 10. Please revise to provide the disclosures for a correction of an error in previously issued financial statements per ASC 250-10-50-7, and label your Consolidated Balance Sheets "as restated" for all periods presented.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, Patent, page F-8

3.   We note your response to comment 9. Please provide us your analysis of ASC 350-30-35-3 supporting an estimated useful life of 20 years for your patents. In particular, please address the factors that led you to increase the patents' estimated useful life from 6 to 20 years.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director